King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

August 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	EVO Payments, Inc.

Draft Registration Statement on Form S-1

Submitted May 11, 2017

CIK No. 0001704596

Dear Ms. Ransom:

On behalf of our client, EVO Payments, Inc. (the “Company”), we are transmitting via EDGAR with this letter, for confidential submission under the Securities Act of 1933, as amended (the “Securities Act”), a copy of Confidential Draft Submission No. 2 (the “Revised Draft”) of the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter together with the changes reflected in the Revised Draft respond to the Staff’s comments contained in its letter dated June 9, 2017. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

August 1, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

Prospectus Summary, page 1

2.	In an appropriate place in your summary, please disclose the amounts that your insiders, affiliates, directors and officers including MDP will receive in connection with this offering and the accompanying Reorganization, including the vesting of any compensation.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 11, 56 and 58 of the Revised Draft in response. The Company also directs the Staff to pages 10, 12, 13, 59 and 60 of the Revised Draft which, together with the revised disclosure on the pages noted above, discloses the aggregate number of shares of the Company’s common stock that will be issued to insiders, affiliates, directors and officers, including MDP. As stated in the summary, the number of LLC Interests issued to each person will be equal to the aggregate number of shares of the Company’s Class B common stock, Class C common stock and Class D common stock issued to such person.

Reorganization transactions, page 8

3.	Your prospectus cover page states that you will issue shares of Class A common stock to members of management and certain of your current and former employees. If true, clarify that such issuance is for cash and in addition to any shares Class A common stock that will be issued to current and former employees as described in the fourth bullet on page 9. And if your reference to management includes executive officers, please also revise the table at the bottom of page 9, the chart on page 12 and the second bullet on page 11, and make consistent changes throughout, to clarify that executive officers, will also own “ % of Class A common stock.” Please also disclose the percentage of shares management and certain of your current and former employees intend to purchase, if known.

The Company has revised the disclosure throughout the Revised Draft as appropriate in response to the Staff’s comment. Members of Company management and certain current and former Company employees will only be issued shares of Class A common stock upon conversion of outstanding unit appreciation awards held by these individuals in connection with the Reorganization Transactions, and not in exchange for cash.

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The Company also acknowledges the Staff’s comment concerning disclosure of any purchase of Class A common stock in the offering by Company management or employees. Currently, the Company does not expect that its management or employees will be entitled to participate in the offering, however, discussions concerning the implementation of a directed share program for the offering remain ongoing. The Company will revise the Revised Draft to disclose any directed share program implemented for the offering.

4.	Clarify the vesting provisions related to the Class A common stock that will be issued to certain of your current and former employees upon conversion of the outstanding unit appreciation awards and, in particular, whether such shares may be voted while awaiting vesting.

The Company has revised the disclosure on pages 9 and 56 of the Revised Draft in response to the Staff’s comment.

Risk Factors, page 25

Our principal asset after the completion of the offering will be our interest in EVO LLC…, page 42

5.	Please state whether there are any known limitations or restrictions on EVO LLC’s ability to make distributions and explain those limitations. In this regard, we note your disclosure on page 62 where you state that the terms of your Senior Secured Credit Facilities restrict the ability of certain of your subsidiaries from paying dividends to you.

The Company has revised the disclosure on pages 42 and 62 of the Revised Draft in response to the Staff’s comment.

Unaudited pro forma consolidated financial information, page 67

6.	Please populate the historical financial information presented in your pro forma consolidated balance sheet and pro forma consolidated statement of operations in the next amendment to your registration statement.

The Company has populated the historical financial information on pages 69, 75 and 76 in the Revised Draft in response to the Staff’s comment.

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August 1, 2017

7.	We note your discussion in the second paragraph on page 68 of the additional expenses you will incur once you are a public company. If you are able to make a reasonable estimate of the amount of these additional expenses, please disclose such amount; otherwise, please disclose that you are not able to estimate these additional expenses at this time. We believe this provides important information to your investors.

The Company has revised the disclosure on page 68 of the Revised Draft in response to the Staff’s comment. The Company will include an estimate of these amounts in a subsequent amendment to the Revised Draft.

Unaudited pro forma consolidated balance sheet as of December 31, 2017

Notes to unaudited pro forma consolidated balance sheet

Footnote (2), page 70

8.	We note your disclosure that upon completion of this offering you will enter into a tax receivable agreement (TRA) with EVO LLC and the Continuing LLC Owners that will provide for the payment by you to the Continuing LLC Owners of 85% of the amount of tax benefits, if any, that you actually realize (or are deemed to realize) as a result of certain tax benefits that are created as a result of any future purchase of the Continuing LLC Owners LLC interests for cash or your common stock, including any basis adjustment related to the assets of EVO LLC and the tax benefits attributable to payments made under the TRA including imputed interest. Please tell us and clarify throughout the filing whether the future purchase by you will include LLC interests purchased with the proceeds of this offering. If so, please tell us why it does not appear that the TRA obligation is reflected in your pro forma balance sheet. Please also tell us how you will account for such TRAs and the basis in GAAP for your accounting. Please ensure you address how you will estimate the amounts recorded for the TRA obligations.

The Company acknowledges the Staff’s comment, however, the Company currently expects to use all of the net proceeds from the offering to purchase LLC Interests directly from EVO LLC, and not any of the Continuing LLC Owners. For this reason, there is no related adjustment reflected in the pro forma balance sheet contained in the Revised Draft. The Company will update the disclosure contained in the Revised Draft if the Company elects to purchase LLC Interests from any Continuing LLC Owners using the net proceeds from the offering in the future.

With respect to the Company’s accounting for TRA obligations, the Company acknowledges the Staff’s comment and advises the Staff that EVO LLC will have in effect an election under Section 754 of the Internal Revenue Code (the “Code”) for all taxable years in which an exchange occurs. For any year in which the Section 754 election is in place, the purchase of LLC Interests by the Company will occasion a Section 743(b) basis adjustment. The basis adjustment will increase or decrease the Company’s share of the basis of the EVO LLC property attributable to the acquired

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interest so that the basis of such property is equal to fair market value as of the date of the relevant exchange (the “Future Redemption Attributes”). There will be no corresponding increase in book basis, which will result in a deferred tax asset at the date of the purchase. The Future Redemption Attributes will be subject to the TRA; however, since the events giving rise to the Future Redemption Attributes will not occur in connection with the offering, there will be no recognition given to the Future Redemption Attributes or the related TRA liability at the time of the offering.

The Company believes that, as any future purchases of the Continuing LLC Owners’ LLC Interests will represent a transaction with the Continuing LLC Owners that results in step-up in the tax basis of the Company’s proportionate share of EVO LLC’s net assets, the resulting deferred tax asset (net of any valuation allowance, if required) should be initially recognized with a TRA liability (equaling 85% of the net tax benefit experienced by the Company). The offsetting entry of the incremental deferred tax asset and TRA liability will be attributed to equity pursuant to ASC 740-20-45-11(g). Payments under the TRA in respect of the Future Redemption Attributes will be treated for applicable tax purposes as incremental purchase price to acquire the relevant LLC Interests from the Continuing LLC Owners and, therefore, such payments will result in a further step-up in tax basis (the “Incremental Attributes”). The Incremental Attributes will also be subject to the TRA.

Footnote (3), page 71

9.	We note from your disclosure that you will record an amount equal to the total economic value of the LLC Interests owned by the Continuing LLC Owners immediately following the offering as a redeemable non-controlling interest in EVO Payments. Please provide us with the following information related to your proposed Reorganization to assist us in evaluating your accounting:

•	Please explain to us what you mean by your disclosure that this adjustment will be based on the midpoint of the assumed range of the offering price. Please explain your basis in GAAP for your proposed adjustment.

The amount of this adjustment will reflect the value of the LLC Interests owned by the Continuing LLC Owners immediately following the offering. The value of the LLC Interests is based on the final public offering price, and the Company will assume the midpoint of the price range for purposes of completing the preliminary prospectus used in connection with the offering. The Company will apply guidance in ASC 480-10-S99-3A, which states that the initial carrying amount of a redeemable equity instrument that is subject to ASR 268 should be its issuance date fair value, and will use the redemption value of the redeemable non-controlling interests, which would equal their fair value, in its financial statements following completion of the Reorganization Transactions.

•	Please tell us the share ownership in EVO Payments and the LLC Interest ownership in EVO LLC immediately before and after the Reorganization but prior

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to the offering. Please specifically identify the individual owners and their applicable ownership percentages. Please also explain how the related voting rights are held by the parties before and after the Reorganization but prior to the offering. Please tell us whether the Reorganization represents a transaction between entities under common control or common ownership and why or why not.

All outstanding shares of common stock in the Company will be held by Darren Wilson, the Company’s President, International, immediately prior to the Reorganization Transactions. The table below lists the ownership interests in EVO LLC that will be outstanding as of immediately prior to the Reorganization Transactions.

Member	Class A Units	Class B Units	Class C Units	Class D Units	Class E Units	Aggregate Ownership Percentage(3)
Blueapple, Inc.	6,374,245	—	—	—	213,038	53.4%
Madison Dearborn Capital Partners VI-B, L.P.	—	2,904,083	—	—	—	23.5%
Madison Dearborn Capital Partners Executive VI-B, L.P.	—	29,927	—	—	—	0.2%
MDCP VI-C Cardservices Splitter, L.P.	—	572,077	—	—	—	4.6%
MDCP Cardservices, LLC	—	—	—	—	613,811	5.0%
MDCP VI-C Cardservices Splitter II, L.P.	—	—	—	—	119,682	1.0%
James G. Kelly(2)	—	—	101,349	249,110	11,362	2.9%
Jeff Rosenblatt	—	—	164,090	161,183	10,000	2.7%
Michael L. Reidenbach	—	—	11,667	109,509	10,814	1.1%
Brendan Tansill	—	—	1,061	109,509	5,000	0.9%
Steve de Groot	—	—	1,061	109,509	5,000	0.9%
Kevin Lambrix	—	—	636	54,111	355	0.4%
Kevin Hodges	—	—	1,061	109,509	1,421	0.9%
James Raftice	—	—	—	64,125	5,722	0.6%
Peter Cohen	—	—	1,061	17,370	1,645	0.2%
Alon Kindler	—	—	636	22,370	2,053	0.2%
Blake Pyle	—	—	12,160	16,212	—	0.2%
Greg Robertson	—	—	25,461	16,212	3,719	0.4%
Mark Harrelson	—	—	23,766	16,212	3,568	0.4%
John Crouch	—	—	26,650	7,643	3,693	0.3%
David Goldman	—	—	3,900	—	348	0.0%
Ayman Ibrahim	—	—	—	15,000	700	0.1%

(1)	Does not include unit appreciation awards granted under the Unit Appreciation Plan as these awards represent only contractual rights to payment upon certain conditions, not an ownership interest in EVO LLC.
(2)	Includes 173,708 Class D units and 4,261 Class E units held of record by James G. Kelly and 101,349 Class C units, 75,402 Class D units and 7,101 Class E units held of record by James G. Kelly Grantor Trust Dated January 12, 2012.
(3)	Ownership percentage may not sum due to rounding.

Prior to the Reorganization Transactions, the day-to-day business affairs of EVO LLC are managed by its board of directors. Under the terms of EVO LLC’s limited liability company agreement as currently in effect (the “Current LLC Agreement”), the board of directors is comprised of (1) six managers appointed by Blueapple, (2) two managers appointed by MDP and its affiliates and (3) Mr. Kelly, as Chief Executive Officer of EVO LLC. Other than certain specific consent rights contained in the Current LLC Agreement, the members of EVO LLC have waived all voting or consent rights to the fullest extent possible under applicable state law. In particular, the Current LLC Agreement requires the prior written consent of members holding a majority of the interests in EVO LLC held by all MDP affiliates before EVO LLC may, among other actions, (i) take certain actions which would fundamentally change the operations of EVO LLC (such as

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changing the corporate or capital structure of EVO LLC), (ii) certain actions that would alter the rights of the members of EVO LLC, (iii) replace or materially alter the responsibilities, compensation or benefits of EVO LLC’s chief executive officer or (iv) approve an annual business plan or operating or capital budget.

The number of LLC Interests in EVO LLC and shares of common stock in the Company immediately following completion of the Reorganization Transactions, but prior to giving effect to the offering, held by each of the individuals listed above and by individuals holding unit appreciation awards will depend on the initial public offering price for shares of Class A common stock sold in the offering, which is not known at this time. The Company confirms that once an estimated initial public offering price range has been determined, it will submit a supplemental letter under separate cover detailing the ownership interests held in EVO LLC and the Company giving effect to the Reorganization Transactions, but prior to completion of the offering.

The Current LLC Agreement will be amended and restated as part of the Reorganization Transactions so that, following the Reorganization Transactions, the Company will have the exclusive power over all of the significant decisions that affect EVO LLC’s economic performance, including, among others, control over all day-to-day business affairs, the hiring and firing of key officers, establishing budgets and incurring expenditures. The members of EVO LLC (other than the Company) will have only limited consent rights over amendments to the EVO LLC Agreement following the Reorganization Transactions.

The Company’s certificate of incorporation will also be amended as part of the Reorganization Transactions to establish four classes of common stock. Each class of common stock will have the voting rights listed below, all of which will generally vote together as a single class on all matters submitted to the Company’s shareholders:

Class of Common Stock	Holders	Voting rights*
Class A	Public Stockholders, MDP, Executive Officers and Current and Former Employees	One vote per share

Class B	Blueapple	15.9% of the aggregate voting power in the Company

Class C	Executive Officers	3.5 votes per share, subject to a cap of 20% of the aggregate voting power in the Company when combined with the voting rights associated with any shares of Class A common stock held by the Company executive officers or directors that are subject to vesting or forfeiture

Class D	MDP and Current and Former Employees	One vote per share

*	Subject to certain ownership requirements described in the Revised Draft, on the third anniversary of the consummation of the offering the voting rights of the Class B common stock will cease and each share of Class C common stock will automatically convert into a share of Class D common stock.

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The Company advises the Staff that the Reorganization Transactions will be a unilaterally affected transaction by the Continuing LLC Owners, and will not result in any change to the overall economic interest that existed prior to the Reorganization Transactions. Accordingly, the Reorganization Transactions represent a common control transaction as described in ASC 805-50.

•	Please explain to us why you will record the interests in EVO LLC which continue to be held by the Continuing LLC Owners as a non-controlling interest. Please provide us with the basis in GAAP for your accounting.

The Company acknowledges the Staff’s comment and respectfully advises that the Company will apply the guidance in ASC 810-10-20. This guidance states that, “the ownership interests in the subsidiary that are held by owners other than the parent is a non-controlling interest;” “the following [is] a non-controlling interest in the consolidated financial statements: . . . A financial instrument (or an embedded feature) issued by a subsidiary that is classified as equity in the subsidiary’s financial statements.” The Company is considered a parent because it will have a controlling interest through the Company’s voting interests in EVO LLC. Therefore, the interests in EVO LLC that continue to be held by the Continuing LLC Owners, which are classified as equity in EVO LLC’s financial statements, would be considered non-controlling interests.

•	If you continue to believe that treatment of the interests in EVO LLC which continue to be held by the Continuing LLC Owners should be presented as a non-controlling interest, please provide us with your basis in GAAP for why such interests are classified as temporary equity and classified in the mezzanine.

The Company acknowledges the Staff’s comment and respectfully advises that the Company will apply the guidance in ASC 480-10-S99-3A to present the interests in EVO LLC which continue to be held by the Continuing LLC Owners. This guidance states that “ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable . . . at the option of the holder. . . . Although ASR 268 specifically describes and discusses preferred securities, the SEC staff believes that ASR 268 also provides analogous guidance for other redeemable equity instruments including . . . non-controlling interests . . . .”

Pursuant to the LLC Agreement, Blueapple will have the right to require that the Company use its commercially reasonable efforts to pursue a public offering of shares of Class A common stock and use the proceeds to purchase LLC Interests from Blueapple. In addition, each Continuing LLC Owner (other than Blueapple) will have the right under the LLC Agreement and the related Exchange Agreement to exchange its respective LLC Interests for shares of Class A common stock. The LLC Agreement will also give the Company the ability to elect to redeem any LLC Interest from Blueapple or any other Continuing LLC Owner for cash in response to the exercise of either of these rights, subject to the consent of the applicable Continuing LLC Owner.

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Because LLC Interests held by Continuing LLC Owners will thus be subject to repurchase at the option of the holders, and will be considered conditional and not certain to occur, such LLC Interests will not meet the definition of mandatorily redeemable financial instrument in ASC 480-10-25-7, and therefore, they will not be required to be classified as a liability. Applying the guidance in ASC 480-10-S99-3A, such LLC Interests will be classified outside of permanent equity.

Key performance indicators, page 85

10.	Tell us to what extent you considered disclosing payment processing volumes. In this regard, we note your indication on page 34 that you experience volatility in this metric.

As the Staff noted in its comment, the Company experiences volatility in metrics such as the number of transactions and payment processing volumes. The Company prefers to use number of transactions as a reporting metric within each of its segments because it believes this metric is more comparable than payment processing volumes across its markets and across measurement periods. Payment processing volumes indicate a currency-denominated value associated with each transaction. Currency fluctuations in each period may therefore add to the volatility of volume metrics that would not occur when reporting the number of transactions.

Management’s discussion and analysis of financial condition and results of operations

Liquidity and capital resources, page 90

11.	Please disclose the amounts of your cash balances which are held in foreign jurisdictions and discuss restrictions on your repatriation of those balances, if any.

The Company has revised the disclosure on page 95 of the Revised Draft in response to the Staff’s comment.

12.	You state here that you have historically funded operations primarily with cash flow from operations and, when needed, with borrowings, including under your Senior Secured Credit Facilities. Please disclose your available capacity under these facilities and specifically state how you intend to fund short-term liquidity needs.

The Company has revised the disclosure on pages 94 and 95 of the Revised Draft in response to the Staff’s comment.

Critical accounting policies, page 93

13.

Please revise your discussion of your most significant accounting policies to provide a more robust discussion of your critical accounting policies and estimates focusing on the assumptions and uncertainties that underlie your critical accounting estimates rather than largely duplicating the accounting policy disclosures in your financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of

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critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were used. Please refer to SEC Release No. 34-48960.

The Company has revised the disclosure on pages 98 through 101 of the Revised Draft in response to the Staff’s comment.

Business, page 98

14.	You state that you have the ability to serve 50 markets and we note your definition of markets on page iii. Your definition of markets includes countries and territories. With a view to understanding your reference to “territories” and how it is distinguished from “countries,” please elaborate upon your definition. In this regard, we note your indication that your international markets have stronger growth dynamics.

The Company is authorized by card networks to acquire transactions in 50 markets around the world. The Company defines markets as countries and territories, which are small independent regions of a larger country. Examples of territories and the country within which each territory exists are as follows: Faroe Islands (Denmark), French Guiana (France), Gibraltar (England), Reunion (France) and Svalbard and Jan Mayen (Norway). The Company has revised the disclosure on page iii of the Revised Draft to clarify this definition in response to the Staff’s comment.

Certain relationships and related party transactions, page 147

15.	Please refer to the discussion of the EVO LLC agreement beginning at the bottom of page 147. We note that as the sole manager of EVO LLC, you will be able to control all of the day-to-day business affairs and decision-making of EVO LLC without the approval of any other member. Please explain to us in reasonable detail the types of decisions and transactions that you cannot unilaterally control as the sole managing member. As part of your response, please tell us the extent to which other parties are involved in establishing budgets, changing or exceeding budgeted spending, or acquiring assets or businesses for EVO LLC. Tell us how you considered these limitations on your decision-making ability when concluding that you control EVO LLC for consolidation purposes.

The Company respectfully advises the Staff that the Company will act as the sole manager of EVO LLC and will have the exclusive power over all of the significant decisions that affect EVO LLC’s economic performance, including, among others, control over all day-to-day business affairs, the hiring and firing of key officers, establishing budgets and incurring expenditures. Pursuant to the terms of the EVO LLC Agreement, the Company expects that it will not under any circumstances be able to be removed or replaced as the sole manager of EVO LLC except at the Company’s election. Further, no member, other than the Company, as the sole manager, or a duly appointed

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officer, in each case in its capacity as such, will have the authority or power to act for or on behalf of EVO LLC, to do any act that would be binding on EVO LLC or to make any expenditures on behalf of EVO LLC. Therefore, no decisions in connection with the operation of EVO LLC will require the approval of any other members or other third parties other than consents required to (1) voluntarily dissolve EVO LLC and (2) amend certain provisions of the EVO LLC Agreement. These consent rights, however, are not viewed as participating rights, do not provide the Continuing LLC Members with the power to direct the activities of EVO LLC, and are considered protective in nature. As a result, the Company has concluded that it will have a controlling interest in EVO LLC.

Financial Statements of EVO Investco, LLC for the Fiscal Year Ended December 31, 2016

General

16.	Please update the financial statements, pro forma financial information and other financial information included in your filing in accordance with Rule 3-12 of Regulation S-X.

The Company has revised the financial disclosure contained in the Revised Draft in accordance with Rule 3-12 of Regulation S-X.

Note (1) Description of business and summary of significant accounting policies

(a) Description of business, page F-12

17.	We note your disclosure that in August 2015 the scope of your operations and balance sheet changed when you completed the merchant acquiring business of Banco Nacional de Mexico, S.A. Please explain the meaning of this statement to us in reasonable detail, and revise your disclosure to better explain this to your investors. For example, it is unclear if you believe this acquisition is important to highlight because of the size of the acquired company, because of the location of the acquired company, or for other reasons.

In 2015, the acquisition of the merchant acquiring business of Banco Nacional de Mexico, S.A. changed the scope of the Company’s operations and balance sheet due to the size of the acquired company. In addition, this acquisition enabled the Company to expand its global business into a new market in Latin America and create a new strategic alliance with Banco Nacional de Mexico, S.A. to continue this expansion through future referrals.

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As of December 31, 2015 and for the period from August 31, 2015, the date of acquisition, to December 31, 2015, the acquired business accounted for a substantial portion of the Company’s consolidated total assets, net income, and revenues as shown below ($’s in millions):

	Banco Nacional de Mexico, S.A.	The Company	Percent Attributable to the Acquisition
Total assets	$305	$1,131	27%
Net income	$6	$33	18%
Revenues	$31	$356	9%

The Company has also revised the disclosure on page F-12 of the Revised Draft in response to the Staff’s comment.

(j) Goodwill and intangible assets, page F-14

18.	We note your disclosure that you amortize acquired merchant contract portfolios over 14 to 19 years and that you amortize acquired internally developed software over 10 to 20 years. Please tell us in reasonable detail how you determined these amortization periods are appropriate for these assets.

When valuing merchant contract portfolios in a business combination, expected cash flows are considered to be generated by the underlying portfolio of customer contracts acquired. The estimated cash flows take into consideration, among other things, expected revenues and attrition rates based on historic data and management’s best estimate of future performance. The useful lives of these merchant contract portfolio intangible assets are determined based on the forecasted date at which remaining cash flows are considered insignificant to the overall asset value. Essentially, rather than continue to extend cash flows indefinitely into the future, a reasonable cut-off date is selected based upon the cumulative present value of the cash flows for the subject asset. The useful life is consistently determined based upon the period over which approximately 98.0% of the cumulative present value of future cash flows are expected to be realized. Further, considering that the benefits of the acquisition of merchant contract tend to dissipate more rapidly in earlier years due to attrition these assets are amortized on an accelerated basis.

The Company’s disclosure regarding the useful life of its acquired internally developed software was intended to indicate that certain acquired intangibles have useful lives that fall within a range of 10 years and 20 years. This disclosure is not meant to imply that each acquired intangible has a useful life that ranges between 10 years and 20 years, but rather that this is the useful life range of many of the Company’s acquired intangibles. The Company has revised the disclosure on page F-15 of the Revised Draft to clarify the useful life (in years) of each class of assets.

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Costs related to internally developed software have a useful life of 3 to 7 years. Factors such as potential obsolescence due to new technology, competition, and other economic factors have been considered when determining the useful life of acquired internally developed software. In the payments industry it is essential to provide customers with the most advanced state-of-the-art product offerings in order to remain competitive.

(k) Revenue recognition, page F-16

19.	We note your disclosure that revenue is recognized as services are performed. Please revise your disclosure to state, if true, that revenue is recognized when realized or realizable and earned, that is when there is persuasive evidence of an arrangement, delivery and performance has occurred, there is a fixed or determinable sales price and collection is reasonably assured or tell us why you believe no revision is required. Please refer to ASC 601-10-25-1.

The Company has revised the disclosure on pages F-16 and F-17 of the Revised Draft in response to the Staff’s comment.

20.	We note from your disclosure that you recognize some of your revenue on a gross basis as a principal and some on a net basis as an agent. For each of your material revenue streams, please tell us in more detail when you recognize revenue on a gross basis and when you recognize revenue on a net basis, with reference to the factors in ASC 605-45-45. Please expand your footnote disclosure to indicate the revenue streams for which this assessment is most judgmental and provide your investors with additional insight into how you make this determination.

The Company has revised the disclosure on pages F-16 and F-17 of the Revised Draft in response to the Staff’s comment.

The Company has one material revenue stream, payment processing services, that is recognized net of three significant fees that are passed through to merchants, consisting of interchange and card network fees, commissions, and network processing costs and other. The fees are assessed to the Company’s merchant customers by other entities.

During a typical payment transaction, the merchant does not interact directly with the card issuer, but instead relies on merchant acquirers to facilitate transaction processing. The Company is in the business of facilitating these relationships for the purpose of processing bankcard and non-bankcard transactions. The bankcard and non-bankcard processors are known as “networks.”

Depending on the country, the Company enters into agreements with certain banks (“Member Banks”) in order to provide processing services to its merchants, as either a member of the payment networks or as an Independent Sales Organization (“ISO”) through a processor. The Member Bank sponsorship authorizes the Company to process card network transactions under the applicable guidelines of the Member Bank. The

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Member Bank is ultimately responsible for the merchant relationship, but under this agreement the Member Bank passes the initial responsibility for settlement processing and risk of loss to the Company. As a member of the payment networks, the Company has the ultimate responsibility for merchant relationship, settlement processing and risk of loss.

Interchange and card network fees and network processing costs

The Company considered the relationship between itself and the issuer bank and card networks. The issuer banks provide credit (as well as fraud protection and losses) to the merchant’s customer (i.e., cardholder) for purchasing goods and services from the merchant. In exchange for providing these services to the merchant’s customer, the issuer bank receives the “interchange” fee. In this regard, the issuer bank is the primary obligor in providing the merchant’s customers with these services and retains its fee from the gross merchant charges prior to remitting the remaining fee to the Company. The fee is generally based upon a percentage of the transaction or a flat fee per transaction.

Additionally, card networks establish uniform regulations and route transactions among participants in their networks in exchange for card network fees and network processing costs. The card networks are the primary obligors as the networks are the only entities in the payment value chain able to perform such services. Furthermore, the merchant is the party responsible for selecting which card networks will be accepted at the merchant’s business. These fees are communicated by the card networks to the merchants and are generally based upon a percentage of volume or flat fee that is solely at the discretion of the card networks. Upon monthly settlement of the various fees charged to the merchants, the Company will remit these fees collected on behalf of the card networks to the card networks.

Based upon the analysis performed by the Company, management has concluded that the Company (1) is not the primary obligor in providing these services, (2) does not have latitude in setting the prices, (3) does not have supplier selection, and (4) is not involved in the determination or specification of the services performed by those entities. Thus, EVO presents the merchant acquirer revenues net of the associated interchange, card network fees and network processing costs.

The Company notes the Staff’s views on taking title and being the primary obligor as two of the more important factors in determining gross versus net revenue reporting, as indicated in a speech by Eric G. Jacobsen, an SEC professional accounting fellow, on December 15, 2000, to the Colorado Society of Certified Public Accountants. Due to the nature of the Company’s services, “taking title” is not applicable. As such, the Company has focused its analysis on determining which party is the primary obligor for the relationship with the merchant and who is responsible for the services associated with interchange and card network services.

Securities and Exchange Commission

August 1, 2017

The Company does assume certain credit risk through the advance of the interchange fee to the merchant. However, the Company believes that its credit risk is substantially mitigated through the Company’s strict underwriting standards and settlement policies.

The fact that the Company is not acting as the primary obligor is a strong indicator for reporting merchant acquiring revenues net of interchange and card network fees and other processing costs. Although the Company assumes credit risk, this indicator is not a sufficiently strong indicator to override the conflicting views with respect to the other indicators. In addition, the Company has mitigated its credit risk through its underwriting and monitoring processes.

Commissions

The Company generally relies upon ISOs for establishing and maintaining merchant relationships for which the Company will provide the ISO with merchant acquiring solutions by utilizing the Company’s proprietary platforms to facilitate all elements of the payment transaction cycle, including acceptance, processing and settling of merchant transactions. These ISOs typically specialize in managing a sales force that targets merchants in a specific market segment or geographic region. ISOs typically outsource most merchant acquiring back-office functions, including the processing and settling of transactions, to non-bank merchant acquirers, such as the Company.

In this regard, the Company negotiates directly with various ISOs its fee for performing these merchant acquiring services, rather than directly with the merchants. ISOs then directly negotiate fees with merchants for payment processing services. Depending upon the specific market segment or geographic regions, the Company may not be the most competitive merchant acquirer and therefore the ISO may not select the Company to perform those functions. The ISOs incorporate their fees in the ultimate pricing negotiated with the merchants. These fees are referred to as the “ISO Commissions.” Upon monthly settlement of the various fees charged to the merchants, the Company will remit these fees collected on behalf of the ISOs to the ISOs.

Based upon the analysis performed by the Company, management has concluded that the Company (1) is not the primary obligor in providing these services to the merchant (rather, the Company is a vendor of the ISO), (2) does not have latitude in setting the prices with the merchants and (3) is not involved in the determination or specification of the services to be provided to the merchants (i.e., which card networks will be selected, types of cards accepted, etc.). Thus, the Company presents the merchant acquirer revenues net of the ISO Commissions.

Securities and Exchange Commission

August 1, 2017

21.	Please tell us whether you have any contracts which have multiple deliverables. If so, please tell us and disclose your accounting for your multiple element arrangements. Please refer to ASC 605-25 and provide all of the disclosures required by ASC 605-25- 50.

The Company has revised the disclosure on pages F-16 and F-17 of the Revised Draft in response to the Staff’s comment to state that certain of the Company’s arrangements are considered multiple element arrangements. The Company follows guidance in ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. However, because the non-processing elements are primarily accounted for as rentals with a similar delivery pattern to service revenues, the rental and service elements have the same revenue recognition timing. The Company considered equipment sales, which have a different pattern of revenue recognition, but concluded such sales are immaterial as a percentage of net revenue. Equipment sales were 1.31% and 0.67% of net revenues in 2015 and 2016, respectively.

Note (5) Other assets, page F-27

22.	We note your disclosure that you valued the Visa convertible preferred stock utilizing inputs to the fair value measurement which are classified within Level 3 of the fair value hierarchy. Please provide a description of the valuation techniques and the inputs used in your fair value measurement for this asset as required by ASC 820-10-50-2. In addition, please explain why you have characterized this asset as either a short-term asset for which carrying value approximates fair value or an asset that bears interest at rates that approximate market rates in your fair value measurements accounting policy footnote on page F-19.

The Company has revised the disclosure on page F-20, F-28 and F-29 of the Revised Draft in response to the Staff’s comment.

In considering the value of the Visa convertible preferred stock, the Company considered certain rights and rankings associated with the class of stock. Specifically, the Certificate of Designation for the Visa convertible preferred stock outlines the terms and conditions as follows:

•	Payout: The Visa convertible preferred stock ranks pari passu in the right of payment of dividends and distribution upon liquidation with any “parity stock,” which is any class or series of stock that ranks equally with the Visa convertible preferred stock both in the payment of dividends and in the distribution of assets on any liquidation and includes Visa’s outstanding Series B preferred stock.

•

Scheduled Assessment Date: The Visa convertible preferred stock will be converted to Class A common shares at the discretion of the Visa board reviewing equitable distributions and other components of distributions on the “Scheduled Assessment Date.” Scheduled Assessment Date means (1) each of the fourth,

Securities and Exchange Commission

August 1, 2017

sixth, eighth, ninth, tenth, eleventh and twelfth- year anniversaries of the closing date and annual thereafter and (2) the date that is three months following the final resolution of all of the claims against Visa in England related to the setting of the multi-lateral interchange fees.

•	Conversion: Each share of Visa convertible preferred stock is convertible into 13.952 shares of Class A common stock, subject to a negative adjustment based on certain liabilities arising from litigation presented in the Certificate of Designation (the “Conversion Rate”).

•	Liquidation Preference: In the event of a liquidation, dissolution or winding up of Visa, the Visa convertible preferred stock will be paid first, prior to any other class of common stock or series of junior stock, an amount equal to $0.01 per share (“Liquidation Preference”). Additionally, the Visa convertible preferred stock holders shall be paid, less the Liquidation Preference, on a pari passu basis with the Visa common stock.

As of the valuation date of June 21, 2016, no adjustment to the Conversion Rate based on any litigation presented in the Certificate of Designations was known or expected. As such, the price per Class A common share of Visa stock was multiplied by the Conversion Rate to obtain the value of the Visa convertible preferred stock on a marketable basis.

However, as Visa convertible preferred stock is not freely traded on established public markets, and is only convertible to publicly traded common equity (Class A common shares of Visa) under certain conditions, the Company applied a discount for lack of marketability (“DLOM”) to derive a value for the Visa convertible preferred stock on a nonmarketable interest basis. The DLOM considers qualitative factors, such as the holding period, risk and distribution policy. The DLOM for the Visa convertible preferred stock is due to lost optionality during the period prior to conversion; accordingly, the Company utilized an option pricing model to estimate the value of the DLOM.

The Chaffe Model utilizes the Black-Scholes option pricing model to determine the value of an “at-the-money” put option using the following inputs: (1) asset price; (2) strike price; (3) time to expiration or maturity; (4) interest rates; and (5) volatility. Given the uncertainty surrounding the restrictive period as well as the uncertainty regarding possible adjustments to the Conversion Rate, the Company selected a rate at the top of the range exhibited by the quantitative method. As such, the Company applied a DLOM of 20.0%.

When determining whether to assess the fair value of the Visa convertible preferred stock on a recurring basis, the Company considered guidance within ASC 320-10. ASC 320-10-55-2(d) states that redeemable convertible preferred stock such as “convertible preferred stock that has mandatory redemption provisions or is redeemable at the option of the investor is considered a debt security and ASC 320 would apply, regardless of whether it has a readily determinable fair value.” As such, the Visa convertible preferred stock will be carried at cost prospectively.

Securities and Exchange Commission

August 1, 2017

23.	Please disclose the discount rate used to determine the fair value of the deferred cash consideration and the term over which you expect to receive such consideration.

The Company has revised the disclosure on page F-28 of the Revised Draft in response to the Staff’s comment.

Note (7) Income taxes, page F-29

24.	Please disclose the amount of unremitted foreign earnings attributable to your foreign operations. Please refer to ASC 740-30-50-2.

EVO LLC is currently classified as a U.S. partnership and does not currently have any unremitted earnings attributable to its foreign operations since all the foreign material entities are currently classified as disregarded entities for U.S. federal income tax purposes. As such, the annual income tax effects of the foreign earnings are currently recorded or reflected in the U.S. partnership. In addition, a deferred tax liability is recorded for withholding taxes related to local foreign jurisdictions by applying the applicable double-tax treaty rates for accumulated earnings which have not yet been remitted to the United States.

25.	In light of your substantial operations in foreign jurisdictions please consider disclosing the statutory rates in the primary foreign jurisdictions where you operate. We believe this provides your investors with better insight into how your effective tax rate is derived and reasonably possible variability in your effective tax rate.

The Company acknowledges the Staff’s comment, however, the Company does not believe that this disclosure would assist investors because the Company already discloses on page F-31 of the Revised Draft a breakdown of how taxation in each of the primary foreign jurisdictions where EVO LLC operates impacts its overall effective tax rate. The Company believes this disclosure on Page F-31 of the Revised Draft is more helpful to investors since it reflects the amount of taxes paid in each jurisdiction during the period.

Note (8) Long-term debt and credit facilities, page F-32

26.	Please expand to disclose the interest rates on your debt. Refer to Rule 5-02-22 of Regulation S-X. Please also revise your statement that your debt includes covenants and events of default which are customary for such a financing as this does not adequately convey to investors the nature and provisions of such covenants. To the extent that you are at risk of violating any material debt covenants, please specifically disclose those debt covenants to allow your investors to assess the risk of an event of default.

The Company has revised the disclosure on page F-33 and F-34 of the Revised Draft in response to the Staff’s comment.

Securities and Exchange Commission

August 1, 2017

Note (16) Members’ deficit, page F-39

27.	Please expand your disclosure to clarify whether any of your outstanding Class D units are solely time-vesting units. If so, please tell us why no compensation expense is being recognized for those units and provide the disclosures required by ASC 718-10-50.

The Company has revised the disclosure on page F-41 of the Revised Draft in response to the Staff’s comment to clarify that none of the Class D units are solely time-vesting units. The vesting of these Class D units are contingent on a liquidity event. Because no liquidity event was deemed to be probable as of March 31, 2017, no compensation expense is recognized in accordance with ASC 718-10-30.

Note (17) Subsequent events, page F-41

28.	We note that you acquired Sterling’s merchant acquiring business in January 2017 for consideration of $200.9 million and also disclose that in April and May of 2017 you acquired the remaining interests in certain entities in which you already held some interests. Please tell us how you determined that the acquisition of Sterling and the remaining 75% interest in the entity in which you previously held a minority interest did not represent the acquisitions of significant subsidiaries for which financial statements and pro forma financial information are required to be provided. Please provide your computations. Refer to Articles 3-05 and 11 of Regulation S-X.

The Company measured the significance of the Sterling acquisition and the acquisition of the remaining 75% interest in the entity in which it previously held a minority interest (the “Purchased Entity”) under each of the three tests outlined in Rule 3-05 and Rule 1-02(w) of Regulation S-X. The amounts for the Company that are used in all of the calculations of the significance tests relate to the Company’s audited financial statements as of and for the year ended December 31, 2015. The amounts for the acquired businesses used in the calculation of the significance tests were obtained from the unaudited financial information of the acquired businesses as of and for the year ended December 31, 2015.

Securities and Exchange Commission

August 1, 2017

The results of the income, asset and investment tests under Rule 3-05 and Rule 1-02(w) applied to the acquired business are presented below ($’s in millions):

	Sterling	Purchased Entity	The Company		Sterling Significance Level (%)	Purchased Entity Significance Level (%)
Income Test	$4	$2	$27	(1)	15%	7%
Asset Test	$34	$6	$1,131		3%	1%
Investment Test	$196	$8	$1,131		17%	1%

(1)	The Company determined the income of EVO LLC and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interest for the most recent fiscal year is not 10 percent lower than the average of the income for the last five fiscal years. As such, the Company did not use the average income of EVO LLC for the last five years for the purpose of this calculation.

The acquired businesses did not meet the 20% threshold for any of the three significance tests and, therefore, did not require disclosure of financial statements and pro forma financial information under Regulation S-X.

Undertakings, page II-2

29.	Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

The Company acknowledges the Staff’s comment, however, the Company does not believe the undertakings in Item 512(a)(6) of Regulation S-K are applicable to the Registration Statement because Item 512(a) of Regulation S-K applies only to offering conducted on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

*        *        *         *

Securities and Exchange Commission

August 1, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Patrick Shelley

Rob Fleshman

(Deloitte & Touche LLP)

Alan J. Prince

Zachary L. Cochran

(King & Spalding LLP)